Exhibit 99.1

Marine Harvest ASA (OSE:MHG, NYSE:MHG): Update Algal Bloom in Chile Region X

With reference to the stock exchange announcement on 1 March 2016 Marine Harvest is updating the status of the algal bloom in Chile Region X.

2.7 million out of 2.9 million fish have now suffered mortality due to algal bloom. The remaining 0.2 million fish are most likely also lost.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.